                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-58022

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JUNE 26, 2001)

                                2,500,000 SHARES

                                 [STEWART LOGO]

                                  COMMON STOCK

                             ----------------------

     Stewart Information Services Corporation is selling all of the shares. The shares trade on the New York Stock Exchange under the symbol "STC." On August 8, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $19.54 per share.

      INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.
                             ----------------------

                                                              PER SHARE                 TOTAL
                                                              ---------                 -----
Public offering price.......................................   $19.00                $47,500,000
Underwriting discount.......................................    $1.02                 $2,550,000
Proceeds, before expenses, to Stewart.......................   $17.98                $44,950,000

     The underwriters may also purchase up to an additional 375,000 shares from Stewart at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about August 14, 2001.

                             ----------------------

MERRILL LYNCH & CO.
                              FERRIS, BAKER WATTS
                                  Incorporated
                                                                FOX-PITT, KELTON

                             ----------------------

           The date of this prospectus supplement is August 8, 2001.

                              [INSIDE FRONT COVER]

                                    STEWART

[Five segment pie chart graphic (parts 1 and 2 exploded) displaying the following information:]

1.    Financial Strength (list of ratings: Demotech A", Fitch A+, LACE A+ and
      Moodys  A2]

2. Industry Leading Technology [photograph of two individuals looking at a computer screen]

3.    Adding International Markets [aerial picture of Earth]

4.    Commercial Business Expansion [photograph with ground level view of skyscraper]

5.    Market Share Growth [photograph of two individuals reviewing information]


                              PRODUCTS & SERVICES


*    Title insurance                   *    Online transaction management     *    E-Business solutions

*    Closing and settlement service    *    Real estate information           *    Electronic mortgage documents

*    International title services      *    Mapping & surveying products      *    Mortgage origination services

*    1031 exchanges                    *    Land record automation            *    Mortgage postproduction services

[Stewart NYSE symbol]

Stewart Information Services Corporation  1980 Post Oak Boulevard  Houston, Texas 77056   1-800 STEWART (783-9278)

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...............................     S-4
Risk Factors................................................     S-8
Use of Proceeds.............................................    S-10
Dividend Policy.............................................    S-10
Capitalization..............................................    S-11
Price Range of Common Stock.................................    S-12
Selected Financial Data.....................................    S-13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-14
Business....................................................    S-20
Management..................................................    S-24
Share Ownership of Management and Certain Stockholders......    S-27
Underwriting................................................    S-30
Legal Matters...............................................    S-32
Experts.....................................................    S-32

PROSPECTUS
Business....................................................       1
Cautionary Statement Regarding Forward-Looking Statements...       1
Use of Proceeds.............................................       2
Description of Common Stock.................................       2
Plan of Distribution........................................       5
Legal Matters...............................................       6
Experts.....................................................       7
Where You Can Find Additional Information...................       7

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                         PROSPECTUS SUPPLEMENT SUMMARY

     As used in this prospectus supplement and the accompanying prospectus, "we," "us," "our" and "Stewart" mean Stewart Information Services Corporation and our subsidiaries unless the context indicates otherwise.

                    STEWART INFORMATION SERVICES CORPORATION

WHO WE ARE

     We are a leading, technology driven, strategically competitive, global title insurance and real estate information company with a 108-year tradition of growth and quality. We insure title to real estate and provide related services in all 50 states, the District of Columbia, Canada and several other international markets through more than 5,600 issuing locations. Our primary business is title insurance. We are the fourth largest title insurance company, with approximately 10% of the market share of all title insurance premiums written in the United States during 2000.

     In addition, we are a leading provider of real estate information technology and connectivity. We meet the needs of the real estate and mortgage industries through the electronic delivery of services required for settlement of real property closings. These services include:

                                                   - post-closing services to lenders;
     - title information;                          - land surveys;
     - flood determinations;                       - field services;
     - tax-deferred exchanges;                     - credit reports;
     - document preparation;                       - tax services;
     - property appraisals;                        - mapping and
     - property reports;                           - construction and maintenance of title
     - background checks;                          plants.

U.S. TITLE INSURANCE MARKET

     The market for title insurance in the United States is large. Growth in the industry is tied closely to various overall economic factors, including interest rates, sales of new and existing homes, the refinancing of previously issued mortgages, as well as growth in the gross national product and inflation. According to Corporate Development Services, Inc., an independent title insurance consulting firm, the total statutory net premiums written by the entire U.S. title insurance industry was $5.0 billion in 1996, $5.5 billion in 1997, $7.5 billion in 1998, $8.1 billion in 1999 and $7.3 billion in 2000.

     The U.S. title insurance industry is concentrated among a handful of industry participants. According to Corporate Development Services, the top five title insurance companies accounted for 89% of statutory net premiums written in 2000. Independent title insurance companies accounted for the remaining 11% of statutory net premiums written in 2000.

STRATEGY

     Our strategy is to maximize operating profits by increasing our market share in the title insurance business. In addition, we plan to broaden our market penetration by focusing on our real estate related services. The key elements of our strategy include:

     - taking advantage of the ongoing industry consolidation by positioning ourselves to grow market share in all segments, including in the higher-profit commercial lines of businesses where we have expanded our offices and personnel;

     - continuing to supplement our internal growth through select acquisitions of businesses or technologies that will enable us to enter new markets, provide services that we currently do not offer or that advance our technology;

     - maintaining our sound, fiscal management policies and the excellent liquidity of our balance sheet, for which we earned the highest financial stability ratings awarded to the largest companies in the title industry by the title industry's leading rating companies (A" from Demotech, Inc., A+ from Fitch, A+ from LACE Title Rating Corporation, and A2 from Moody's);

     - continuing to embrace change with industry-leading technology and automation products and services to increase productivity in the title office and to accelerate the real estate closing process for lenders, real estate professionals and consumers;

     - extending the reach of our international business into countries that offer the most significant growth opportunities for our business and

     - building on the strength of our existing executive and regional leadership team, which has an average of 27 years of experience in our industry.

ACQUISITION PROGRAM

     As part of our growth strategy, we selectively target companies, businesses or assets to acquire that complement our business. From January 1, 1998 through June 30, 2001, our major acquisitions included the purchase of controlling or equity interests in an aggregate of 26 title companies, three title underwriters and six real estate information companies. For these acquisitions, we paid $15.8 million in the first six months of 2001, and $19.6 million, $13.3 million and $7.2 million in the years 2000, 1999 and 1998, respectively. The largest individual purchase price for any of these acquisitions was $7.0 million and the average price was $1.6 million.

                             ---------------------

     We are a Delaware corporation. Our principal executive offices are located at 1980 Post Oak Boulevard, Houston, Texas 77056, and the telephone number at these offices is (713) 625-8100. You may contact us through Ted C. Jones, Ph.D., Director of Investor Relations.

                                  THE OFFERING

Common stock offered by Stewart.....     2,500,000 shares

Shares to be outstanding after the offering:
     Common stock(1)................     16,707,834 shares
     Class B common stock(1)........      1,050,012 shares
          Total(1)..................     17,757,846 shares

Use of proceeds.....................     We estimate that we will receive net
                                         proceeds from the offering, without
                                         exercise of the over-allotment option,
                                         of approximately $44.6 million. We
                                         intend to use the net proceeds to
                                         acquire companies, businesses or assets
                                         complementary to our business, to pay
                                         down existing bank debt and for working
                                         capital. See "Use of Proceeds" on page
                                         S-10.

Dividend policy.....................     We do not currently pay dividends on
                                         our common stock. See "Dividend Policy"
                                         on page S-10.

Risk factors........................     An investment in our common stock
                                         involves risks. See "Risk Factors" in
                                         this prospectus supplement, beginning
                                         on page S-8.

New York Stock Exchange symbol......     STC

     The number of shares outstanding after the offering is based on the number of shares of our stock outstanding as of August 8, 2001. Unless we indicate otherwise, all information in this prospectus supplement assumes that the underwriters' over-allotment option is not exercised and excludes shares reserved for issuance on the exercise of options granted or available under our stock option plans. If the over-allotment option is exercised in full, we will issue and sell an additional 375,000 shares.

---------------

(1) Holders of common stock and Class B common stock have substantially similar rights, except that no cash dividends may be paid on Class B common stock and the holders of Class B common stock currently have the right to elect four of our nine directors. In addition, the vote of six of the nine directors is required to approve matters brought before the Board of Directors. For more information about the common stock and the Class B common stock, see "Description of Common Stock" beginning on page 2 of the accompanying prospectus.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data and other operating information that should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The following table also should be read together with the consolidated financial statements, related notes and other financial information incorporated by reference into the prospectus accompanying this prospectus supplement. The selected financial data as of and for each of the five years ended December 31, 2000 are derived from our consolidated financial statements. The financial data as of and for the six month periods ended June 30, 2001 and 2000 are derived from our unaudited consolidated financial statements. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

                                          AS OF AND FOR THE
                                          SIX MONTHS ENDED
                                              JUNE 30,         AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                          -----------------   --------------------------------------------
                                           2001      2000      2000      1999      1998     1997     1996
                                          -------   -------   ------   --------   ------   ------   ------
                                                  (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Total revenues..........................   558.5     432.9    935.5    1,071.3    968.8    708.9    656.0
Title segment:
  Operating revenues....................   516.2     398.4    861.2      991.6    899.7    657.3    609.4
  Investment income.....................    10.1       9.5     21.8       20.3     18.5     15.9     14.5
  Investment gains (losses).............      .4       (.3)      .0         .3       .2       .4       .1
  Total revenues........................   526.7     407.6    883.0    1,012.2    918.4    673.6    624.0
  Pretax earnings.......................    27.1        .4      5.6       43.6     73.2     29.2     22.5
Real estate information segment:
  Revenues..............................    31.9      25.2     52.5       59.1     50.4     35.3     32.0
  Pretax earnings (loss)................     3.1      (2.8)    (4.4)       3.0      3.1     (5.5)      .4
Title loss provisions...................    21.5      18.1     39.0       44.2     39.2     29.8     33.8
  % of title operating revenues.........     4.2       4.5      4.5        4.5      4.4      4.5      5.6
Net earnings (loss).....................    18.5      (1.5)      .6       28.4     47.0     15.3     14.4
Cash provided by operations.............    44.6       6.5     31.9       57.9     86.5     36.0     38.3

BALANCE SHEET DATA:
Total assets............................   609.8     534.7    563.4      535.7    498.5    417.7    383.4
Notes payable...........................    41.4      25.6     32.5       19.1     16.2     19.1     12.3
Stockholders' equity....................   317.9     285.1    295.1      284.9    260.4    209.5    191.0

PER SHARE DATA(1):
Average shares-diluted (in millions)....    15.3      14.9     15.0       14.6     14.2     13.8     13.5
Net earnings (loss)-basic...............    1.22      (.10)     .04       1.96     3.37     1.12     1.08
Net earnings (loss)-diluted.............    1.21      (.10)     .04       1.95     3.32     1.11     1.07
Net earnings (loss)-diluted, before
  goodwill amortization.................    1.30      (.04)     .16       2.06     3.40     1.18     1.14
Stockholders' equity....................   20.84     19.27    19.61      19.39    18.43    15.17    14.17

---------------

(1) Restated for a two-for-one stock split in May 1999 effected as a stock dividend.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before buying shares of our common stock.

     If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE AFFECTED BY CHANGES IN ECONOMIC CONDITIONS

     The demand for title insurance depends in large part on the volume of commercial and residential real estate transactions. The volume of these transactions historically has been influenced by factors such as interest rates and the state of the overall economy. Typically, when interest rates are increasing or when the economy is experiencing a downturn or recession, real estate activity declines. As a result, the title insurance industry tends to experience decreased revenues and earnings. Our volume of revenues and earnings historically has been cyclical, and we expect it to fluctuate in the future. Changes in interest rates also may have an adverse impact on our return on invested cash, the market value of our investment portfolio and the interest paid on our bank debt.

COMPETITION IN THE TITLE INSURANCE INDUSTRY AFFECTS OUR REVENUES

     Competition in the title insurance business is strong, particularly with respect to price, service and expertise. Larger commercial customers and mortgage originators also look to the size and financial strength of the title insurer. Although we are the fourth largest title insurance underwriter based on market share, Fidelity National Financial, Inc., The First American Corporation and LandAmerica Financial Group, Inc. each is substantially larger than we are and has significantly greater capital and other resources than we do. The removal of regulatory barriers in the future also may result in new competitors, including financial institutions, entering the title insurance business. Competition among the major title insurance companies and any new entrants could lower our premium and fee revenues.

RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY REQUIRE TIMELY AND COST-EFFECTIVE RESPONSES

     Technological advances occur rapidly in the title insurance industry. Industry standards evolve and title insurers introduce new products and services frequently. We believe that our future success depends on our ability to anticipate technological changes and to offer products and services that meet evolving standards on a timely and cost-effective basis.

OUR ABILITY TO IMPLEMENT OUR ACQUISITION STRATEGY MAY BE ADVERSELY AFFECTED BY CERTAIN FACTORS

     As part of our overall growth strategy, we intend to selectively acquire businesses and technologies in our industry that will allow us to enter new markets, provide services that we currently do not offer or advance our existing technology. Our ability to implement this acquisition strategy will depend on our success in identifying and consummating acquisitions of businesses on favorable economic terms. The success of this strategy also will depend on our ability to integrate the business, operations, products and personnel of any acquired businesses, retain key personnel of any acquired businesses, introduce new products and services on a timely basis and increase the strength of our existing management team. Although we are actively seeking acquisition candidates, we can give no assurance that we will be successful in these efforts. If we are unable to acquire appropriate businesses on favorable economic terms, or at all, or are unable to introduce new products and services successfully, our business, results of operations, financial condition and prospects could be materially adversely affected.

WE RELY ON DIVIDENDS FROM OUR INSURANCE SUBSIDIARIES

     We are a holding company, and our principal assets are the securities of our insurance subsidiaries. Because of this structure, we depend primarily on receiving sufficient dividends from our insurance subsidiaries to meet our debt service obligations and to pay our operating expenses. The insurance statutes and regulations of some states require us to maintain a minimum amount of statutory capital and restrict the ability of our insurance subsidiaries to pay dividends to us. In this regard, Texas insurance law restricts the ability of Stewart Title Guaranty Company to pay dividends to us. Stewart Title Guaranty Company is a wholly owned subsidiary of Stewart and the principal source of our cash flow. As of June 30, 2001, under Texas insurance law Stewart Title Guaranty Company could pay dividends or make distributions of up to $37.7 million. In addition, however, Stewart Title Guaranty Company voluntarily restricts dividends to us so that it can maintain statutory surplus and liquidity at competitive levels. A title insurer's ability to pay claims can significantly affect the decision of lenders and other customers when buying a policy from a particular insurer. If our subsidiaries were significantly restricted from making distributions to us, we would be limited in our ability to continue our acquisitions, stock repurchase program and other programs.

OUR INSURANCE SUBSIDIARIES ARE SUBJECT TO GOVERNMENT REGULATION

     State authorities regulate our insurance subsidiaries in the various states in which they do business. These regulations generally are intended for the protection of policyholders rather than security holders. The nature and extent of these regulations vary from jurisdiction to jurisdiction, but typically involve:

     - approval of premium rates for insurance;

     - standards of solvency and minimum amounts of statutory capital surplus that must be maintained;

     - limitations on types and amounts of investments;

     - establishing reserves, including statutory premium reserves, for losses and loss adjustment expenses;

     - regulation of dividend payments and other transactions between affiliates;

     - prior approval of the acquisition and control of an insurance company or of any company controlling an insurance company;

     - licensing of insurers and agents;

     - regulation of reinsurance;

     - restrictions on the size of risks that may be insured by a single company;

     - regulation of underwriting and marketing practices;

     - deposits of securities for the benefit of policyholders;

     - approval of policy forms;

     - methods of accounting and

     - filing of annual and other reports with respect to financial condition and other matters.

     These regulations may impede or impose burdensome conditions on rate increases or other actions that we might want to take to enhance our operating results. In addition, state regulatory examiners perform periodic examinations of insurance companies.

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our certificate of incorporation and by-laws, as well as Delaware corporation law and the insurance laws of various states, all contain certain provisions that could have the effect of discouraging a prospective acquiror from making a tender offer for our shares, or which may otherwise delay, defer or prevent a change in control of Stewart. For more information about these provisions, see "Description of Common Stock -- Voting Rights" and "Description of Common Stock -- Anti-Takeover Provisions" on pages 2 through 5 of the accompanying prospectus.

                                USE OF PROCEEDS

     We intend to use the net proceeds from this offering, which we estimate to be approximately $44.6 million, to acquire companies, businesses or assets complementary to our business, to pay down approximately $22.2 million of bank debt and for working capital. As of the date of this prospectus supplement, we have not identified definitively any material acquisition for which we may use the net proceeds of this offering. Pending these uses, we may invest a portion of the proceeds in short-term investment grade securities.

     Notes payable at June 30, 2001 aggregated $41.4 million, of which $34.9 million was bank debt. The remaining debt was owed to individuals primarily in connection with acquisitions. The bank debt consists of a number of loans to our subsidiaries under separate loan agreements. The largest balance owed on a loan was $2.8 million. Substantially all of the loans bear interest at a rate of LIBOR plus .75%. At June 30, 2001, LIBOR plus .75% equalled 4.43%. We used the amounts borrowed from the banks to acquire companies, start new companies, buy equipment and finance operations for our technology and REI operations. The loans typically have terms of one year to five years, are unsecured and are guaranteed by us. We expect that we will be able to re-borrow the amounts repaid with the proceeds of this offering, although we can give no assurance in this regard.

                                DIVIDEND POLICY

     We paid regular quarterly cash dividends on our common stock from 1972 through 1999. During 1999, our Board of Directors:

     - determined that our regular quarterly dividend should be discontinued in favor of returning those and additional funds to our stockholders through a stock repurchase program and

     - approved a plan to repurchase up to 680,000 shares (5%) of our then outstanding common stock.

     During 1999 and 2000, we paid quarterly cash dividends of $.04 per share to holders of our common stock on April 30, 1999, July 30, 1999, October 29, 1999 and January 31, 2000. We have not paid any dividends since January 31, 2000. Under our stock repurchase program, we repurchased 116,900 shares of our common stock during 2000. We have not repurchased any shares of our common stock during 2001.

     Our certificate of incorporation provides that no cash dividends may be paid on the Class B common stock.

                                 CAPITALIZATION

     The following table shows our capitalization as of June 30, 2001:

     - on an actual basis and

     - as adjusted to give effect to this offering and the application of the estimated net proceeds from this offering. See "Use of Proceeds."

     You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and the notes to our consolidated financial statements incorporated by reference in the accompanying prospectus.

                                                              AS OF JUNE 30, 2001
                                                              --------------------
                                                                             AS
                                                              ACTUAL      ADJUSTED
                                                              ------      --------
                                                                  (UNAUDITED)
                                                                (IN MILLIONS OF
                                                              DOLLARS, EXCEPT PER
                                                                  SHARE DATA)
Notes payable...............................................    41.4         19.2
Minority interests..........................................     7.8          7.8
Stockholders' equity:
  Common stock, $1.00 par value: 30,000,000 shares
     authorized (actual and as adjusted), 14,207,834
     outstanding (actual), 16,707,834 outstanding (as
     adjusted)..............................................    14.3         16.8
  Class B common stock, $1.00 par value: 1,500,000 shares
     authorized (actual and as adjusted), 1,050,012 shares
     outstanding (actual and as adjusted)...................     1.1          1.1
  Additional paid-in capital................................    72.5        114.6
  Retained earnings.........................................   228.6        228.6
  Accumulated other comprehensive earnings..................     2.9          2.9
  Treasury stock, 116,900 shares of common stock, at cost...    (1.5)        (1.5)
                                                              ------       ------
          Total stockholders' equity........................   317.9        362.5
                                                              ------       ------
Total capitalization........................................   367.1        389.5
                                                              ======       ======
Ratio of notes payable to total capitalization (as a %).....    11.3          4.9
Book value per share (in $).................................   20.84        20.42

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the New York Stock Exchange under the symbol "STC." The following table sets forth the high and low sales prices of our common stock as reported on the New York Stock Exchange for each fiscal period shown. We have restated these prices to reflect a two-for-one stock split in May 1999 that we effected through a stock dividend.

                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
1999
  First quarter.............................................  $31.38   $15.25
  Second quarter............................................   21.94    15.50
  Third quarter.............................................   23.00    15.50
  Fourth quarter............................................   18.25    10.25
2000
  First quarter.............................................  $15.88   $12.25
  Second quarter............................................   16.00    12.44
  Third quarter.............................................   15.50    12.50
  Fourth quarter............................................   22.31    13.25
2001
  First quarter.............................................  $22.25   $16.80
  Second quarter............................................   19.71    16.20
  Third quarter (through August 8, 2001)....................   20.64    19.12

     On August 8, 2001, the last reported sale price of our common stock as reported on the New York Stock Exchange was $19.54 per share. As of August 7, 2001, there were 2,714 holders of record of our common stock.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data and other operating information that should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The following table also should be read together with the consolidated financial statements, related notes and other financial information incorporated by reference into the prospectus accompanying this prospectus supplement. The selected financial data as of and for each of the five years ended December 31, 2000 are derived from our consolidated financial statements. The financial data as of and for the six month periods ended June 30, 2001 and 2000 are derived from our unaudited consolidated financial statements. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

                                          AS OF AND FOR THE
                                          SIX MONTHS ENDED
                                              JUNE 30,         AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                          -----------------   --------------------------------------------
                                           2001      2000      2000      1999      1998     1997     1996
                                          -------   -------   ------   --------   ------   ------   ------
                                                  (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Total revenues..........................   558.5     432.9    935.5    1,071.3    968.8    708.9    656.0
Title segment:
  Operating revenues....................   516.2     398.4    861.2      991.6    899.7    657.3    609.4
  Investment income.....................    10.1       9.5     21.8       20.3     18.5     15.9     14.5
  Investment gains (losses).............      .4       (.3)      .0         .3       .2       .4       .1
  Total revenues........................   526.7     407.6    883.0    1,012.2    918.4    673.6    624.0
  Pretax earnings.......................    27.1        .4      5.6       43.6     73.2     29.2     22.5
Real estate information segment:
  Revenues..............................    31.9      25.2     52.5       59.1     50.4     35.3     32.0
  Pretax earnings (loss)................     3.1      (2.8)    (4.4)       3.0      3.1     (5.5)      .4
Title loss provisions...................    21.5      18.1     39.0       44.2     39.2     29.8     33.8
  % of title operating revenues.........     4.2       4.5      4.5        4.5      4.4      4.5      5.6
Net earnings (loss).....................    18.5      (1.5)      .6       28.4     47.0     15.3     14.4
Cash provided by operations.............    44.6       6.5     31.9       57.9     86.5     36.0     38.3

BALANCE SHEET DATA:
Total assets............................   609.8     534.7    563.4      535.7    498.5    417.7    383.4
Notes payable...........................    41.4      25.6     32.5       19.1     16.2     19.1     12.3
Stockholders' equity....................   317.9     285.1    295.1      284.9    260.4    209.5    191.0

PER SHARE DATA(1):
Average shares-diluted (in millions)....    15.3      14.9     15.0       14.6     14.2     13.8     13.5
Net earnings (loss)-basic...............    1.22      (.10)     .04       1.96     3.37     1.12     1.08
Net earnings (loss)-diluted.............    1.21      (.10)     .04       1.95     3.32     1.11     1.07
Net earnings (loss)-diluted, before
  goodwill amortization.................    1.30      (.04)     .16       2.06     3.40     1.18     1.14
Stockholders' equity....................   20.84     19.27    19.61      19.39    18.43    15.17    14.17

---------------

(1) Restated for a two-for-one stock split in May 1999 effected as a stock dividend.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to our financial condition and results of operations. This discussion and analysis should be read together with our consolidated financial statements and the notes thereto, which are incorporated by reference into the prospectus accompanying this prospectus supplement.

     Our primary business is title insurance. We issue policies on homes and other real property located in all 50 states, the District of Columbia and several foreign countries through more than 5,600 issuing locations. We also sell electronically delivered real estate services and information, as well as mapping products and geographic information systems, to domestic and foreign governments and private entities.

     Our business has two main segments: title and real estate information, or REI. These segments are closely related due to the nature of their operations and common customers. The segments provide services throughout the United States through a network of offices, including both direct operations and agents. Although we conduct operations in several international markets, at current levels they are generally immaterial with respect to our consolidated financial results.

RESULTS OF OPERATIONS

     Generally, the principal factors that contribute to increases in our operating revenues for our title and REI segments include:

     - declining mortgage interest rates, which usually increase home sales and refinancing transactions;

     - rising home prices;

     - higher premium rates;

     - increased market share;

     - additional revenues from our new offices and

     - increased revenues from our commercial transactions.

Our large commercial transactions, although relatively few in number, typically yield higher premiums.

  Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

     General. According to published industry data, interest rates for 30-year fixed mortgages, excluding points, for the six months ended June 30, 2001 averaged 7.1% as compared to 8.3% for the same period in 2000.

     Because of a favorable mortgage interest rate environment, real estate activity in the first six months of 2001 was very strong. Refinancing transactions increased significantly. The ratio of refinancings to total loan applications was 52.2% for the first six months of 2001 compared to 16.2% for the same period in 2000. Existing home sales increased 6.9% in the first six months of 2001 over the same period in 2000.

     Title revenues. Our revenues from premiums, fees and other revenues increased 29.6% in the first six months of 2001 over the first six months of 2000.

     Revenues from direct business increased 35.0% to $236.5 million. The number of direct closings we handled increased 48.5% in the first six months of 2001 over the same period in 2000. Direct closings relate only to files that our underwriters and subsidiaries close and do not include closings by agents. The average revenue per direct closing decreased 9.7% in the first six months of 2001 compared to the same period in 2000 because of the significant increase during that period in the number of refinancings with lower premiums. There were no major revenue rate changes in the first six months of 2001 or 2000.

     Premiums from independent agents increased 25.3% to $279.7 million for the six months ended June 30, 2001 compared to the same period in 2000. The increase resulted primarily from increased refinancings and regular transactions handled by agents nationwide. The largest increases were in California, Florida and Ohio.

     REI revenues. Real estate information revenues were $31.9 million for the six months ended June 30, 2001 and $25.2 million for the six months ended June 30, 2000. The increase resulted primarily from providing an increased number of post-closing services, Section 1031 tax-deferred exchanges and electronic mortgage documents resulting from the increase in real estate transactions.

     Investments. Investment income increased 6.1% in the first six months of 2001 compared to the first six months of 2000 primarily because of an increase in average balances. Investment gains during this period were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance.

     Agent retention. The amounts retained by agents, as a percentage of premiums from agents, were 81.7% and 80.7% in the first six months of 2001 and 2000, respectively. Amounts retained by title agents are based on contracts between agents and our title insurance underwriters. The percentage that amounts retained by agents bears to agent revenues may vary from year to year because of the geographical mix of agent operations and the volume of title revenues.

     Employee costs. Employee costs for the combined business segments increased 20.1% for the six months ended June 30, 2001 compared to the same period in 2000. The number of persons we employed at June 30, 2001 and June 30, 2000 was approximately 6,300 and 5,700, respectively. The increase was primarily the result of acquisitions of new offices.

     In the REI segment, employee costs increased in the first six months of 2001 and 2000 primarily due to a continuing shift in focus to providing more post-closing services to lenders. These services are significantly more labor intensive.

     Other operating expenses. Other operating expenses for the combined business segments increased 13.2% in the first six months of 2001. The increase in other operating expenses for the combined business segments during this period resulted from new offices, search fees and rent. These costs were offset partially by reductions in products purchased for resale.

     Other operating expenses also include title plant expenses, travel, delivery costs, premium taxes, business promotion, REI expenses, telephone, supplies and policy forms. Most of these expenses follow, to varying degrees, the changes in transaction volume and revenues.

     Our labor and certain other operating costs are sensitive to inflation. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues also increase. Premiums are determined in part by the insured values of the transactions we handle.

     Title losses. For the six months ended June 30, provisions for title losses, as a percentage of title premiums, fees and other revenues, were 4.2% in 2001 and 4.5% in 2000. The continued improvement in industry trends in claims and increases in refinancing transactions, which result in lower loss exposure, have led to lower loss ratios in recent years.

     Income taxes. The provision for federal and state income taxes represented effective tax rates of 38.8% and 38.0% in the first six months of 2001 and 2000, respectively.

  Three Months Ended June 30, 2001 Compared to Three Months Ended June 30, 2000

     General. According to published industry data, interest rates for 30-year fixed mortgages, excluding points, for the three months ended June 30, 2001 averaged 7.1% as compared to 8.3% for the same period in 2000.

     Because of a favorable mortgage interest rate environment, real estate activity in the second quarter of 2001 was very strong. Refinancing transactions increased significantly. The ratio of refinancings to total loan applications was 47.4% for the second quarter of 2001 compared to 14.2% for the second quarter of 2000. Existing home sales increased 4.1% in the second quarter of 2001 over the same period in 2000.

     Title revenues. Our revenues from premiums, fees and other revenues increased 41.3% in the second quarter of 2001 over the same period in 2000.

     Revenues from direct business increased 41.1% to $136.3 million. The number of direct closings we handled increased 61.9% in the second quarter of 2001. Direct closings relate only to files that our underwriters and subsidiaries close and do not include closings by agents. The average revenue per direct closing decreased 13.7% in the second quarter of 2001 compared to the same period in 2000 because of the significant increase during that period in the number of refinancings with lower premiums. There were no major revenue rate changes in the second quarter of 2001 or 2000.

     Premiums from independent agents increased 41.4% to $156.0 million for the second quarter of 2001 compared to the same period in 2000. The increase resulted primarily from increased refinancings and regular transactions handled by agents nationwide. The largest increases were in Florida, Ohio, California and Utah.

     REI revenues. Real estate information revenues were $17.4 million for the second quarter of 2001 and $13.0 million for the second quarter of 2000. The increase resulted primarily from providing an increased number of post-closing services, Section 1031 tax-deferred exchanges and electronic mortgage documents resulting from the increase in real estate transactions.

     Investments. Investment income decreased 4.4% in the second quarter of 2001 compared to the second quarter of 2000 primarily because of decreases in yields. Investment gains during this period were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance.

     Agent retention. The amounts retained by agents, as a percentage of premiums from agents, were 81.7% and 81.1% in the second quarters of 2001 and 2000, respectively. Amounts retained by title agents are based on contracts between agents and our title insurance underwriters. The percentage that amounts retained by agents bears to agent revenues may vary from year to year because of the geographical mix of agent operations and the volume of title revenues.

     Employee costs. Employee costs for the combined business segments increased 24.3% in the second quarter of 2001 compared to the same period in 2000. The number of persons we employed at June 30, 2001 and June 30, 2000 was approximately 6,300 and 5,700, respectively. The increase was primarily the result of acquisitions of new offices.

     In the REI segment, employee costs increased in the second quarter of 2001 over 2000 primarily due to a continuing shift in focus to providing more post-closing services to lenders. These services are significantly more labor intensive.

     Other operating expenses. Other operating expenses for the combined business segments increased 18.1% in the second quarter of 2001. The increase in other operating expenses for the combined business segments during this period resulted from new offices, search fees and rent. These costs were offset partially by reductions in products purchased for resale.

     Other operating expenses also include title plant expenses, travel, delivery costs, premium taxes, business promotion, REI expenses, telephone, supplies and policy forms. Most of these expenses follow, to varying degrees, the changes in transaction volume and revenues.

     Our labor and certain other operating costs are sensitive to inflation. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues also increase. Premiums are determined in part by the insured values of the transactions we handle.

     Title losses. For the second quarter, provisions for title losses, as a percentage of title premiums, fees and other revenues, were 4.1% in 2001 and 4.6% in 2000. The continued improvement in industry trends in claims and increases in refinancing transactions, which result in lower loss exposure, have led to lower loss ratios in recent years.

     Income taxes. The provision for federal and state income taxes represented effective tax rates of 38.8% and 36.7% in the second quarters of 2001 and 2000, respectively.

  Comparison of Years Ended December 31, 2000, 1999 and 1998

     According to published industry data, interest rates for 30-year fixed mortgages, excluding points, for the year 2000 averaged 8.1% as compared to 7.4% in 1999. Rates averaged 6.9% in 1998.

     The rates in 1998 were steady at slightly above or below 7% throughout the year. In 1999, rates stayed at about that same level until June when they began moving upward. At year-end 1999, rates were 8.1%. In 2000, the upward trend continued, and rates reached a peak of 8.5% in May. Then, rates declined for seven consecutive months. At year-end 2000, rates were 7.1%.

     Because of a favorable mortgage interest rate environment and a generally strong economy, real estate activity in 1998 was very strong. In 1999, existing home sales remained strong, increasing about 4.6% from 1998. However, refinancing transactions dropped significantly during the second half of 1999. In 2000, existing home sales declined about 3.7% from 1999. Refinancing transactions also continued to decline in 2000. The annual average for refinancing to total loan applications was 51.3% in 1998, 31.3% in 1999 and 19.6% in 2000. At the end of 2000, however, the average had increased to about 40%.

     Title revenues. Our revenues from premiums, fees and other revenues decreased 13.2% in 2000 over 1999, while increasing 10.2% in 1999 over 1998.

     The number of direct closings we handled decreased 7.4% in 2000 from 1999 and 10.1% in 1999 from 1998. The average revenue per closing increased 8.8% in 2000 from 1999 and 14.7% in 1999 from 1998 because of higher home prices, increased commercial transactions and a significant drop in 1999 in the number of refinancings with lower premiums. A 3.0% reduction in Texas title premium rates became effective August 1, 1998. There were no other major revenue rate changes in 2000, 1999 or 1998.

     Premiums from agents decreased 20.6% to $494.6 million in 2000 from 1999 and increased 14.4% to $623.3 million in 1999 from $545.1 in 1998. The decrease in 2000 resulted primarily from declining refinancings and regular transactions handled by agents nationwide. While premiums in nearly all states declined in 2000, the largest decreases were in California, Florida and Oregon. The increase in 1999 was primarily attributable to the same factors affecting direct operations mentioned above, along with the inherent delay in agents reporting policies on 1998 transactions. At the end of 1998, refinancing transactions were unusually high.

     Other revenues in 2000 included $1.6 million in losses in an equity investee startup operation. In 1999 other revenues included a $1.3 million pretax gain resulting from a settlement of a lawsuit and a related sale of an equity ownership in a title agency.

     Title revenues by state. The approximate amounts and percentages of consolidated title revenues for the last three years were:

                                              REVENUES ($ MILLIONS)         PERCENTAGES
                                              ---------------------      ------------------
                                              2000    1999    1998       2000   1999   1998
                                              -----   -----   -----      ----   ----   ----
Texas.......................................   176     167     162        20     17     18
California..................................   111     158     156        13     16     17
New York....................................    67      73      67         8      7      7
Florida.....................................    59      72      67         7      7      8
All others..................................   448     522     448        52     53     50
                                               ---     ---     ---       ---    ---    ---
                                               861     992     900       100    100    100
                                               ===     ===     ===       ===    ===    ===

     REI revenues. Real estate information revenues were $52.5 million in 2000, $59.0 million in 1999 and $50.4 million in 1998. The decrease in 2000 resulted primarily from decreased real estate transactions and fewer ongoing mapping and title plant projects. The increase in 1999 was primarily due to a significant number of new businesses started and additional income earned from existing operations. The increases in 1999 were partially offset by a decrease in business volume due to increases in mortgage interest rates.

     Investments. Investment income increased 7.5% in 2000 and 9.6% in 1999 primarily because of yield increases. Investment gains in 2000, 1999 and 1998 were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance.

     Agent retention. The amounts retained by agents, as a percentage of premiums from agents, were 81.2%, 80.9% and 80.4% in the years 2000, 1999 and 1998, respectively. Amounts retained by title agents are based on contracts between agents and our title underwriters. The percentage that amounts retained by agents bears to agent revenues may vary from year to year because of the geographical mix of agent operations and the volume of title revenues.

     Selected cost ratios (by segment). The following table shows employee costs and other operating expenses as a percentage of related title and real estate information operating revenues for the last three years.

                                                     EMPLOYEE COSTS (%)      OTHER EXPENSES (%)
                                                     ------------------      ------------------
                                                     2000   1999   1998      2000   1999   1998
                                                     ----   ----   ----      ----   ----   ----
Title..............................................  29.7   25.1   24.6      18.4   15.4   14.4
REI................................................  68.8   57.5   58.7      28.4   26.9   26.3

These two categories of expenses are discussed below.

     Employee costs. Employee costs for the combined business segments increased 3.3% in 2000 from 1999 and 12.8% in 1999 from 1998. The number of persons we employed at December 31, 2000, 1999 and 1998 was approximately 5,600, 5,700 and 5,600, respectively. The decrease in 2000 was primarily the result of reductions in existing operations in response to decreased volumes. These reductions were offset by acquisitions and expansion in national marketing and technology operations. In 1999 the increase was primarily the result of acquisitions, increased REI volume and the expansion of our technology and national marketing operations.

     In the REI segment, employee costs (and cost ratios) increased in 2000 primarily due to a shift in focus to provide more post-closing services to lenders. These services are considerably more labor intensive. Certain REI startup operations also increased expenses.

     Other operating expenses. Other operating expenses for the combined business segments increased 2.4% in 2000 from 1999 and 18.3% in 1999 from 1998. The overall increase in other operating expenses for the combined business segments in 2000 was from new offices, rent, search fees and provisions for regulatory actions brought against us. These expenses were offset partially by reductions in premium taxes and certain REI expenses in response to volume decreases. In 1999 the increase was caused primarily by a higher volume of services and products purchased for resale, rent, the expense of new offices, business promotion and other REI expenses. We also incurred a $1.3 million charge in 1999 resulting from a lawsuit settlement in an REI operation.

     Other operating expenses also include title plant expenses, travel, delivery costs, telephone, supplies and policy forms. Most of these expenses follow, to varying degrees, the changes in transaction volume and revenues.

     Our labor and certain other operating costs are sensitive to inflation. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues also increase. Premiums are determined in part by the insured values of the transactions we handle.

     Title losses. Provisions for title losses, as a percentage of title premiums, fees and other revenues, were 4.5%, 4.5% and 4.4% in 2000, 1999 and 1998, respectively. The continued improvement in industry trends in claims and increases in refinancing transactions, which result in lower loss exposure, have led to lower loss ratios in recent years.

     Income taxes. The provision for federal and state income taxes represented effective tax rates of 47.1%, 39.0% and 38.4% in 2000, 1999 and 1998, respectively. The 2000 effective rate was higher primarily due to state income taxes that were proportionately higher in relation to taxable income.

LIQUIDITY AND CAPITAL RESOURCES

     During the first six months of 2001, we financed a portion of the purchase price of two acquisitions through the issuance of $2.9 million of our common stock. Acquisitions during the first six months of 2001 resulted in additions to our goodwill of $9.1 million.

     We filed a registration statement, of which this prospectus supplement and the accompanying prospectus form a part, with the SEC to sell from time to time up to $75 million of common stock. The registration statement was filed on March 30, 2001 and became effective on June 26, 2001.

     Cash provided by operations was $31.9 million, $57.9 million and $86.5 million in 2000, 1999 and 1998, respectively. Internally generated cash flow has been the primary source of financing for additions to property and equipment, expanding operations and other requirements. This source may be supplemented by bank borrowings.

     A substantial majority of consolidated cash and investments is held by Stewart Title Guaranty Company and its subsidiaries. Cash transfers among Stewart Title Guaranty Company and its subsidiaries and us are subject to certain legal restrictions. See Notes 3 and 4 to our consolidated financial statements incorporated by reference into the prospectus accompanying this prospectus supplement.

     Our liquidity, excluding Stewart Title Guaranty Company and its subsidiaries, comprised cash and investments aggregating $3.0 million and short-term liabilities of $0.5 million at June 30, 2001. We know of no commitments or uncertainties that are likely to materially affect our ability, or our subsidiaries' ability, to fund cash needs.

     We consider our capital resources, represented primarily by notes payable of $41.4 million and stockholders' equity of $317.9 million at June 30, 2001, to be adequate.

                                    BUSINESS

     Our primary business is title insurance. We issue policies on homes and other real property located in all 50 states, the District of Columbia and several foreign countries through more than 5,600 issuing locations. We also sell electronically delivered real estate services and information, as well as mapping products and geographic information systems, to domestic and foreign governments and private entities.

     Our business has two main segments: title and real estate information, or REI. These segments are closely related due to the nature of their operations and common customers. The segments provide services throughout the United States through a network of offices, including both direct operations and agents. Although we conduct operations in several international markets, at current levels they are generally immaterial with respect to our consolidated financial results.

TITLE

     Our title segment provides services in connection with searching, examining, closing and insuring the condition of the title to real property.

  Examination and Closing

     The purpose of a title examination is to ascertain the ownership of the property being transferred, the debts owed on it and to determine what the title policy coverage will be. This involves searching for and examining documents such as deeds, mortgages, wills, divorce decrees, court judgments, liens, paving assessments and tax records.

     At the closing or "settlement," the seller of the property executes a deed to the new owner. The buyer typically signs new mortgage documents. Closing funds are then disbursed to the seller, the prior mortgage company, real estate brokers, the title company and others. The documents then are recorded in the public records. A title policy is generally issued to both the lender and new owner.

  Title Policies

     Lenders in the United States generally require title insurance as a condition to making a loan on real estate, including securitized lending. Securing title insurance assures lenders of the priority of their lien position. The purchasers of the property want the assurance given in their policy against claims that may arise against their ownership. The face amount of the policy is normally the purchase price of the property or the amount of the related loan.

     Title insurance is substantially different from other types of insurance. Fire, auto, health and life insurance protect against losses and events in the future. In contrast, title insurance seeks to eliminate most risks through the examination and settlement process.

  Investments

     We have established policies and procedures to manage our exposure to changes in the fair value of our investments. These policies include an emphasis on credit quality, management of portfolio duration, maintaining or increasing investment income through high coupon rates and actively managing profile and security mix depending on market conditions. We classify all of our investments as available-for-sale.

  Losses

     Losses on policies are caused by title defects not discovered during the examination and settlement process. Other reasons for losses include forgeries, misrepresentations, unrecorded construction liens, the failure to pay off existing liens, mishandling of settlement funds, issuance by agents of unauthorized coverages and other legal issues.

     Some claimants seek damages in excess of policy limits. Those claims are based on various legal theories usually alleging misrepresentation by an issuing office. Although we vigorously defend against spurious claims, we have from time to time incurred a loss in excess of policy limits.

     Experience shows that most claims against policies and claim payments are made in the first six years after the policy has been issued, although claims may be made many years later. By their nature, claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.

     Our liability for estimated title losses extends to both known claims and other losses expected to be reported in the future. The amount of the reserve represents the aggregate future payments, net of recoveries, that we expect to incur on policy losses and in costs to settle claims. Provisions are charged to income in the same year the related premium revenues are recognized. The amounts provided are based on reported claims, historical loss experience, title industry averages, current legal environment and types of policies written.

     We continually review our estimated liability for future loss payments for reasonableness and make appropriate adjustments as needed. Independent actuaries also review the adequacy of the liability amounts on an annual basis. In accordance with industry practice, the amounts have not been discounted to their present values.

  Factors Affecting Revenues

     Title revenues are closely related to the level of activity in the real estate market and the prices at which real estate sales are made. Real estate sales are directly affected by the availability and cost of money to finance purchases. Other factors include demand by buyers, consumer confidence and family incomes. These factors may override the seasonal nature of the title business. Based on historical real estate buying patterns, generally, the third quarter is the most active in terms of real estate sales and the first quarter is the least active.

     Selected information for the national real estate industry for the last three years follows:

                                                              2000    1999    1998
                                                              -----   -----   -----
Housing starts -- millions..................................   1.57    1.64    1.62
Housing resales -- millions.................................   5.11    5.21    4.97
Housing resales -- median sales price in thousands of
  dollars...................................................  139.0   133.3   128.4

     In addition, when interest rates decline, the number of refinancing transactions and associated revenues generally increase.

  Customers

     Attorneys, builders, developers, lenders and real estate brokers are the primary sources of title business. No single customer was responsible for as much as ten percent of our title revenues in any of the last three years. We insured titles for residential and commercial properties, undeveloped acreage, farms and ranches.

     Our customer acceptance is affected by service, location, financial strength, size and other related factors. Increasing market share is accomplished primarily by providing superior service. The parties to a closing are concerned with personal schedules and the interest and other costs associated with any delays in the settlement. Different states regulate, to varying degrees, the rates charged to customers.

     Financial strength and stability of the title underwriter are important factors in maintaining and increasing our agency network. Out of the nation's top four title insurers, we earned the highest financial stability ratings awarded by the title industry's leading rating companies. We received an A" from Demotech, Inc., an A+ from Fitch, an A+ from LACE Title Rating Corporation and an A2 from Moody's.

  Market Share

     Corporate Development Services, Inc. annually compiles title insurance statistics. Based on unconsolidated statutory net title insurance premiums written for 2000, Stewart Title Guaranty Company is one of the leading individual title insurers in the United States.

     Our principal competitors include Fidelity National Financial, Inc., The First American Corporation and LandAmerica Financial Group, Inc. Like most title insurers, we also compete with abstractors, attorneys who issue title opinions and attorney-owned title insurance bar funds. A number of home builders, financial institutions, real estate brokers and others own or control title insurance agents, some of which issue policies underwritten by Stewart Title Guaranty Company. "Controlled" business also may provide competition for our agents.

  Offices

     At June 30, 2001, we had 5,667 locations issuing policies, compared to 5,354, 4,789 and 4,249 at December 31, 2000, 1999 and 1998, respectively. Of these totals, 5,228, 4,952, 4,425 and 3,933 were independent agents at June 30, 2001 and December 31, 2000, 1999 and 1998, respectively.

  Regulations

     Title insurance companies are subject to extensive state regulations covering rates, agent licensing, policy forms, trade practices, reserve requirements, investments and the flow of funds between an insurer and its parent or its subsidiaries and any similar related party transaction. Kickbacks and similar practices are prohibited by certain state and federal laws.

REAL ESTATE INFORMATION

     The real estate information segment primarily provides electronic delivery of services related to real estate transactions. These services include title reports, flood determinations, property appraisals, mortgage documents, credit reports and tax services. This segment also provides post-closing services to lenders, including document retrievals, assignments, lien releases, recordation, collateral reviews and loan pool certifications. In addition, this segment provides services related to Section 1031 tax-deferred exchanges, mapping, and construction and maintenance of title plants for county clerks, tax assessors and title agencies. REI revenues are closely related to the level of activity in the real estate market.

  Customers

     Lenders are the primary source of our REI business. Other customers include title offices, real estate brokers, attorneys, municipalities and courthouses. The most important factor affecting customer acceptance and market share growth is superior customer service. Similar to the title operations, the real estate information services being provided by the companies in this segment are a part of the closing process, driven by personal schedules and the interest and other costs associated with any delays in the settlement.

GENERAL

  Technology

     Our automation products and services increase productivity in the title office and expedite the real estate closing process for lenders, real estate professionals and consumers. In the past, an order typically required several individuals to search the title, retrieve and review documents and create the commitment documentation. Today, on a normal subdivision file, one person can receive the order electronically and, on the same screen, view the prior file, examine the index of documents, retrieve and review electronically stored documents, prepare the commitment and deliver the product.

  Trademarks

     We have developed numerous automation products and processes that are crucial to both our title and REI segments. These systems automate most facets of a real estate transaction. Among these trademarked products and processes are AIM(R), Landata Title Plant(R), LANDSCAN(R), REI Mall(R), RE-Source(R), Single-Seat(TM) Technology, StarNet(R), SureClose(R) and Virtual Underwriter(R).

  Employees

     As of June 30, 2001, we and our subsidiaries employed approximately 6,300 people. We consider our relationship with our employees to be good.

PROPERTIES

     We lease offices at over 400 locations. The average term for these leases is approximately four years. The leases expire from 2001 to 2009. We believe we will not have any difficulty obtaining renewals of leases as they expire or, alternatively, leasing comparable property. The aggregate annual rental expense under all leases was approximately $32.7 million in 2000.

     We consider all buildings and equipment that we own or lease to be well maintained, adequately insured and generally sufficient for our purposes. Substantially all of the real property we own is subject to mortgages.

LEGAL PROCEEDINGS

     We are a party to a number of lawsuits incurred in connection with our business, most of which are of a routine nature involving disputed policy claims. In many of these suits, the plaintiff seeks exemplary or treble damages in excess of policy limits based on the alleged malfeasance of an issuing agent. We do not expect that any of these proceedings will have a material adverse effect on our consolidated financial condition.

                                   MANAGEMENT

     The following table sets forth certain information about our directors and executive officers as of July 24, 2001:

NAME                                AGE                  POSITION
----                                ---                  --------
Malcolm S. Morris..................  55    Co-Chief Executive Officer and
                                            Chairman of the Board of Directors
Stewart Morris, Jr. ...............  52    Co-Chief Executive Officer, President
                                            and Director
Max Crisp..........................  66    Vice President-Finance, Secretary,
                                             Treasurer and Director
Lloyd Bentsen, III.................  56    Director
Nita B. Hanks......................  47    Director
Paul W. Hobby......................  40    Director
Dr. E. Douglas Hodo................  66    Director
Dr. W. Arthur Porter...............  60    Director
Martin J. Whitman..................  76    Director

     Malcolm S. Morris has served as a director and as our Chairman of the Board and Co-Chief Executive Officer since 2000. Mr. Morris served as our Senior Executive Vice President-Assistant Chairman for more than five years prior to that time. Mr. Morris has also served for more than the past five years as President and Chief Executive Officer of Stewart Title Guaranty Company and Chairman of the Board of Stewart Title Company.

     Stewart Morris, Jr. has served as a director and as our President and Co-Chief Executive Officer since 2000, and for more than five years prior to that time as Senior Executive Vice President-Assistant President. Mr. Morris has also served for more than the past five years as President and Chief Executive Officer of Stewart Title Company and Chairman of the Board of Stewart Title Guaranty Company.

     Stewart Morris, Jr. and Malcolm S. Morris are cousins. Acting together, they have the power to direct our management and policies. Accordingly, they may be deemed to be "control persons" as such term is used in regulations adopted under the Securities Exchange Act of 1934.

     Max Crisp has served as Vice President-Finance, Treasurer and Secretary and as our Chief Financial Officer for more than the past five years and has served as a director since 1970. Mr. Crisp is also Secretary, Treasurer and Vice President-Finance of Stewart Title Guaranty Company, as well as Stewart Title Company.

     Lloyd Bentsen, III served as an advisory director from 1992 until his election to the Board of Directors in 1995. Mr. Bentsen is a general partner and co-founder of Triad Ventures, a group of venture capital funds with over $50 million of capital that seeks to invest in Texas-based emerging growth companies. Mr. Bentsen also serves as a director of Zonagen, Inc., a development stage biopharmaceutical company. Prior to founding his venture capital firm in 1979, Mr. Bentsen spent ten years with Rotan Mosle, Inc., a regional investment banking firm, as a member of the corporate finance department. Mr. Bentsen is a graduate of Princeton University and holds an MBA from Stanford University.

     Nita B. Hanks has served as a director since 1990 and has been a Senior Vice President of Stewart Title Guaranty Company, our largest subsidiary, for more than the past five years. Mrs. Hanks is our Director of Employee Services and serves as a director to provide insight into the perspective of our employees.

     Paul W. Hobby, a director since 1989, has served since 1995 as Chairman of Hobby Media Services, Inc., a holding company for media and related technology investments. Mr. Hobby also serves as the Founding Chairman of Genesis Park GP Company LLC. Mr. Hobby served as Chairman of Columbine JDS Systems, Inc. until October 31, 1997. Mr. Hobby also served as Vice President of H & C

Communications, Inc. until December 31, 1996. Mr. Hobby also serves as a director of Aronex Pharmaceuticals, Coastal Bancorp and Propaganda Films, Inc.

     Dr. E. Douglas Hodo has been a director since 1988 and currently serves as Chairman of our Audit Committee. Dr. Hodo has served as President of Houston Baptist University since 1987. Dr. Hodo also serves as a director of U.S. Global Investors Funds and Chairman of its Audit Committee.

     Dr. W. Arthur Porter, a director since 1993, has served as Dean of the College of Engineering and University Vice President for Technology Development of the University of Oklahoma since 1998. Dr. Porter is also the Secretary of Science and Technology Development for the State of Oklahoma. Prior to those appointments, he served as President and Chief Executive Officer of Houston Advanced Research Center, a nonprofit research consortium, for more than five years. He also served as an Adjunct Professor of Electrical Engineering at Rice University for more than five years prior to his appointment with the University of Oklahoma. Dr. Porter is a director of Electro Scientific Industries, Inc., Portland, Oregon, and Bookham Technologies, Oxfordshire, England.

     Martin J. Whitman, a director since 2000, has served as Chairman and Chief Executive Officer of M. J. Whitman, Inc., and its predecessors (a broker-dealer), since 1974; Chief Executive Officer and a director of Danielson Holding Corporation since 1990 (and Chairman of the Board from 1990 to July
1999); Chairman, Chief Executive Officer and a director of Third Avenue Trust and its predecessor and EQSF Advisers, Inc. (the advisor to Third Avenue Trust) since 1990; and Chairman, Chief Executive Officer and a director of Third Avenue Variable Series Trust since June 1999. Mr. Whitman also serves as a director of Nabors Industries, Inc., and from March 1993 to February 1996, he served as a director of Herman's Sporting Goods, Inc., which filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in April 1996. Mr. Whitman was an Adjunct Lecturer, Adjunct Professor and Distinguished Fellow in Finance at Yale University School of Management from 1972 to 1984 and 1992 to 2000. Mr. Whitman also serves as an Adjunct Professor at Columbia University. Mr. Whitman is co-author of The Aggressive Conservative Investor and author of Value
Investing: A Balanced Approach.

ADVISORY DIRECTORS

     In addition to the directors elected by our stockholders, we have five advisory directors who are appointed by our Board of Directors. The advisory directors receive notice of and regularly attend meetings of the Board of Directors. They provide valuable insights and advice and participate fully in all deliberations of our Board of Directors but are not included in quorum and voting determinations.

     Robert H. Dedman has been an advisory director since 1989. He is founder and Chairman of the Board of ClubCorp, Inc. and is a member of the Board of Trustees of Southern Methodist University (from which he holds a law degree) and is Chairman of the Board of Crystal Cathedral Ministries Foundation. He is a former director of Wal-Mart Stores, Inc. and held the position of Chair of both the Texas Board of Control Purchasing & General Services Commission and the Texas Department of Transportation. He has also been inducted into the Texas Business Hall of Fame and has received the Horatio Alger Award.

     C.M. Hudspeth has been an advisory director since 2000 and prior to that he served as a director since 1970. He has been of counsel to the law firm of DeLange, Hudspeth, McConnell & Tibbets, LLP for more than the last five years. Mr. Hudspeth is a Trustee Emeritus of Rice University.

     John P. LaWare has been an advisory director since 1995. He was a member of the Board of Governors of the Federal Reserve System for seven years and has served as a director of the Federal Reserve Bank of Boston. He formerly served as the Chairman of the Center for Blood Research. He has also been Chairman of the Board and a director of Shawmut National Corporation and the Association of Bank Holding Companies. He has held the position of Chairman of Children's Hospital in Boston, United Way of Massachusetts Bay and the Massachusetts Bankers Association and served as Vice Chairman of Northeastern University and Secura Group. Mr. LaWare was also a Trustee of Travelers Real Estate

Investors Trust and Mount Holyoke College in addition to being a director of Liberty Mutual Insurance Company.

     Carloss Morris has been an advisory director since 1999. Prior to that date he was a director and served as Chairman of the Board and Co-Chief Executive Officer of Stewart Information Services Corporation for more than five years. Mr. Morris currently serves as Chairman of the Executive Committee of Stewart Title Guaranty Company. Mr. Morris also serves as a director and executive committee member of the Billy Graham Evangelistic Association. He is a past chairman of Baylor University College of Medicine; past chairman of Star of Hope Mission and past member of the House of Delegates of the American Bar Association. He has been inducted into the Texas Business Hall of Fame.

     Stewart Morris has been an advisory director since 1999. Prior to that date he was a director and served as President and Co-Chief Executive Officer of Stewart Information Services Corporation for more than five years. Mr. Morris currently serves as Chairman of the Executive Committee of Stewart Title Company and Chairman of Stewart Information International, Inc. Mr. Morris also serves as a trustee of Houston Baptist University; a past director and president of the Carriage Association of America and past advisory director of the National Trust for Historic Preservation. He has been inducted into the Texas Business Hall of Fame.

             SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

     The following table sets forth information as of July 24, 2001 with respect to persons known by us to be the beneficial owners of more than 5% of either class of our voting shares:

                                                              SHARE AMOUNT AND
NAME AND ADDRESS OF                                         NATURE OF BENEFICIAL
BENEFICIAL OWNER                        TITLE OF CLASS           OWNERSHIP         PERCENT OF CLASS
-------------------                     --------------      --------------------   ----------------
Malcolm S. Morris..................  Class B common stock            525,006             50.0
  1980 Post Oak Boulevard
  Houston, Texas 77056
Stewart Morris, Jr. ...............  Class B common stock            525,006             50.0
  1980 Post Oak Boulevard
  Houston, Texas 77056
EQSF Advisers, Inc. ...............  common stock                  2,111,900(1)          14.9
  767 Third Avenue
  New York, New York 10017
Artisan Partners Limited
  Partnership......................  common stock                  1,556,200(2)          11.0
  1000 North Water Street, #1770
  Milwaukee, Wisconsin 53202
David L. Babson & Company, Inc.....  common stock                    881,000(3)           6.2
  One Memorial Drive
  Cambridge, Massachusetts 02142
Private Capital Management,
  Inc. ............................  common stock                    874,793(4)           6.2
  3003 Tamiami Trail N.
  Naples, Florida 34103
Franklin Resources, Inc. ..........  common stock                    770,500(5)           5.4
  777 Mariners Island Boulevard
  San Mateo, California 94404
Dimensional Fund Advisors, Inc. ...  common stock                    769,400(6)           5.4
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

---------------

(1) EQSF Advisers, Inc. reported sole voting and dispositive power with respect to all of these shares in its report on Schedule 13G/A filed April 11, 2001. Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 1,951,400 of the shares reported by EQSF. Third Avenue Value Portfolio of the WRL Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 77,900 of the shares reported by EQSF, Style Select Small-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 40,100 of the shares reported by EQSF, and Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 42,500 of the shares reported by EQSF.

(2) In its report on Schedule 13G filed on February 14, 2001, Artisan Partners Limited Partnership, an investment adviser registered under the Investment Advisers Act of 1940, reported with respect to these shares voting and dispositive power shared with Artisan Investment Corporation, its general partner, and Andrew A. Ziegler and Carlene Murphy Ziegler, the principal stockholders of Artisan Investment Corporation. The shares were acquired on behalf of discretionary clients of Artisan Partners Limited Partnership and persons other than the partnership are entitled to receive all dividends from, and the proceeds from the sale of, the shares. To the knowledge of Artisan Partners Limited Partnership, and Mr. and Mrs. Ziegler, none of those persons has an economic interest in more than 5% of the common stock.

(3) David L. Babson & Company, Inc., in its capacity as an investment advisor, reported sole voting and dispositive power with respect to all of such shares in its most recent report on Schedule 13G filed February 9, 2001.

(4) Private Capital Management, Inc. reported shared dispositive power and no voting power with respect to such shares in its Schedule 13G/A filed February 15, 2001.

(5) Direct and indirect investment advisory subsidiaries of Franklin Resources, Inc. have sole voting and investment power with respect to all of such shares. Information with respect to the ownership of this stockholder was obtained from its report on Schedule 13G/A filed February 9, 2001. This report was also filed on behalf of Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, LLC, affiliates of Franklin Resources, Inc.

(6) Dimensional Fund Advisors, Inc. reported sole voting and dispositive power with respect to all of these shares in its report on Schedule 13G filed February 2, 2001. Dimensional is an investment advisor registered under
    Section 203 of the Investment Advisors Act of 1940 and furnishes advice to four investment companies registered under the Investment Company Act of 1940. Dimensional also serves as investment manager to certain other commingled group trusts and separate accounts. All securities reported in this schedule are owned by these investment companies, trusts and accounts. Dimensional disclaims beneficial ownership of such securities.

     The holders of the Class B common stock have entered into an agreement generally intended to maintain an equal ownership of shares of common stock and Class B common stock by Carloss Morris and Malcolm S. Morris, collectively, and by Stewart Morris and Stewart Morris, Jr., collectively, absent consent of the other parties. From time to time, the parties have agreed to a deviation from the equal ownership agreement with respect to the common stock. This agreement also provides for rights of first refusal with respect to Class B common stock among themselves in the event of the death, voluntary or involuntary disposition of the shares of Class B common stock and upon certain other specified conditions.

     The following table sets forth information as of July 24, 2001, with respect to each class of the voting shares beneficially owned by our executive officers, directors and by all officers and directors as a group:

                                                         SHARE AMOUNT AND
                                                       NATURE OF BENEFICIAL
NAME                               TITLE OF CLASS          OWNERSHIP(1)       PERCENT OF CLASS
----                               --------------      --------------------   ----------------
Malcolm S. Morris.............  common stock                  240,000(2)             1.7
                                Class B common stock          525,006               50.0
Stewart Morris, Jr. ..........  common stock                  150,000(3)             1.0
                                Class B common stock          525,006               50.0
Lloyd Bentsen, III............  common stock                    6,406                  *
Max Crisp.....................  common stock                   61,000(4)               *
Nita B. Hanks.................  common stock                    2,566(5)               *
Paul W. Hobby.................  common stock                    3,406                  *
Dr. E. Douglas Hodo...........  common stock                    3,406                  *
Dr. W. Arthur Porter..........  common stock                    3,406                  *
Martin J. Whitman.............  common stock                2,520,139(6)            17.7
All officers and directors as
  a group (9 persons).........  common stock                2,990,329               20.4
                                Class B common stock        1,050,012              100.0

---------------

 *  Less than 1%.

(1) Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) Consists of 240,000 shares subject to stock options.

(3) Consists of 150,000 shares subject to stock options.

(4) Includes 58,000 shares subject to stock options.

(5) Includes 2,200 shares subject to stock options.

(6) The shares listed for Mr. Whitman consist of shares beneficially owned by EQSF Advisers, Inc. and M.J. Whitman Advisers, Inc., both of which are investment advisors having sole voting and investment powers with respect to such shares. Mr. Whitman is the Chief Executive Officer and controlling person of EQSF Advisers, Inc. and M.J. Whitman Advisers, Inc. Mr. Whitman disclaims beneficial ownership of all these shares.

                                  UNDERWRITING

     We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Ferris, Baker Watts, Incorporated and Fox-Pitt, Kelton Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                         NUMBER
                                UNDERWRITER                            OF SHARES
                                -----------                            ----------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated...................................    1,375,000
        Ferris, Baker Watts, Incorporated...........................      687,500
        Fox-Pitt, Kelton Inc. ......................................      437,500
                                                                       ----------
                     Total..........................................    2,500,000
                                                                       ==========

     The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.60 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to Stewart. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                          PER SHARE   WITHOUT OPTION   WITH OPTION
                                                          ---------   --------------   -----------
Public offering price...................................   $19.00      $47,500,000     $54,625,000
Underwriting discount...................................    $1.02       $2,550,000      $2,932,500
Proceeds, before expenses, to Stewart...................   $17.98      $44,950,000     $51,692,500

     The expenses of the offering, not including the underwriting discount, are estimated at $380,000 and are payable by Stewart.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters to purchase up to 375,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We, our executive officers, directors and advisory directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock;

     - sell any option or contract to purchase any common stock;

     - purchase any option or contract to sell any common stock;

     - grant any option, right or warrant for the sale of any common stock;

     - lend or otherwise dispose of or transfer any common stock;

     - request or demand that we file a registration statement related to the common stock or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up provision does not prohibit Stewart from issuing shares of common stock as payment of any part of the purchase price for companies, businesses or assets; provided, however, that during the 90-day lock-up period any such shares issued by Stewart will be subject to the lock-up provision. The lock-up provision also does not apply to the shares held by EQSF Advisers, Inc. and M.J. Whitman Advisers, Inc., investment advisory firms of which one of Stewart's directors, Martin J. Whitman, is Chief Executive Officer.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock will be passed on for us by Fulbright & Jaworski L.L.P. Certain legal matters with respect to the common stock will be passed on for the underwriters by Vinson & Elkins L.L.P.

                                    EXPERTS

     The consolidated financial statements and schedules of Stewart Information Services Corporation and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, incorporated in the prospectus accompanying this prospectus supplement, have been so incorporated in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                    STEWART INFORMATION SERVICES CORPORATION

                                  $75,000,000

                                  COMMON STOCK

                             ---------------------

     We may offer from time to time shares of our common stock in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a prospectus supplement.

     The common stock is listed on the New York Stock Exchange under the symbol "STC." On May 29, 2001, the last reported sale price of common stock on the New York Stock Exchange was $17.00 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                 The date of this prospectus is June 26, 2001.

                                    BUSINESS

     Our principal business is title insurance. We issue, through our more than 5,300 issuing locations, title insurance policies on homes and other real property located in all 50 states, the District of Columbia and several foreign countries. We also sell electronically-delivered real estate services and information, as well as mapping products and geographic information systems, to domestic and foreign governments and private entities.

     We have two business segments:

     - title services, which include searching, examining, closing and insuring the condition of title to real property; and

     - real estate information services, which include (1) electronic delivery of title reports, flood determinations, property appraisals, document preparation, credit reports and other real estate information; (2) post-closing services to lenders, such as document retrieval, assignments, lien releases, recordation, collateral review and loan pool certification; (3) services relating to tax-deferred exchanges, surveys, accounting and operating systems of title agents and government authorities and (4) construction and maintenance of title plants for governmental authorities and title agencies.

These two business segments complement one another due to the nature of their operations and common customer base. We offer our services in both of these areas through a network of offices which include locations owned by us together with those owned by agents.

                              CAUTIONARY STATEMENT
                      REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact, including, among others, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.

     We typically use words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "forecast," "continue," "may," "will," and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify our forward-looking statements. In particular, statements, express or implied, concerning future operating results or the ability to increase or to generate income or cash flows are forward-looking statements.

     Forward-looking statements are not guarantees of performance. Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

     - changes in mortgage interest rates;

     - real estate activity levels and changes in this market;

     - inability to adjust employee compensation relative to slowdowns in industry;

     - actions of competitors;

     - general economic conditions and

     - legislation, primarily related to title insurance.

     When considering forward-looking statements, you should keep these factors in mind. In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not
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

occur. Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We intend to apply any net proceeds that we receive from the sale of the common stock to our general funds to be used for acquisitions, including repayment of debt incurred for acquisitions, and for general corporate purposes. Any specific allocations of the proceeds to a particular purpose that has been made at the date of any prospectus supplement will be described therein.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     We have two classes of capital stock authorized:

     - 30,000,000 shares of common stock, $1.00 par value, of which 14,001,637 shares were issued and outstanding at February 28, 2001 and

     - 1,500,000 shares of Class B common stock, $1.00 par value, of which 1,050,012 shares were issued and outstanding at February 28, 2001.

     The shares of each class of stock outstanding are, and the shares of common stock being offered pursuant to this prospectus when issued and paid for will be, fully paid and nonassessable. Unless otherwise noted below, the rights, qualifications and limitations of the common stock and the Class B common stock are the same.

PREEMPTIVE RIGHTS

     The holders of the common stock and Class B common stock do not have preemptive or other rights to subscribe for additional shares of our capital stock or any security convertible into such shares.

DIVIDEND RIGHTS AND RESTRICTIONS

     The holders of the common stock and the Class B common stock are entitled to share equally, share for share, in all dividends declared by our Board of Directors, except that no cash dividends may be declared or paid on the Class B common stock. Stock dividends, if any, must be paid on each class of stock equally in shares of the particular class. Dividends in property other than cash or stock of Stewart must be paid on each class of stock equally.

     The amount of dividends payable to us by our wholly owned subsidiary, Stewart Title Guaranty Company, which is the principal source from which we pay dividends to our stockholders, is restricted under Texas insurance law.

LIQUIDATION RIGHTS

     In the event of liquidation and dissolution of Stewart, the holders of the common stock and the Class B common stock are entitled to share ratably in the distribution of all assets of Stewart remaining after the payment of debts and expenses.

VOTING RIGHTS

     Each holder of common stock or Class B common stock is entitled to one vote for each share of stock on all matters voted on by our stockholders, except that as long as 600,000 or more shares of Class B common stock are issued and outstanding, at each election of directors the common stock and the Class B common stock are voted as separate classes. In the election of directors, the holders of common stock have cumulative voting rights. The holders of the Class B common stock do not have cumulative voting rights. On all other matters, the common stock and the Class B common stock are voted as a single class.

     So long as 1,050,000 or more shares of Class B common stock are outstanding, the holders of the common stock are entitled to elect five of the nine directors of Stewart and the holders of the Class B common stock are entitled to elect the remaining four of the nine directors. In the event that the number of issued and outstanding shares of Class B common stock is less than 1,050,000 but more than 600,000, the number of directors to be so elected by the holders of the common stock will be six and the number to be elected by the holders of the Class B common stock will be three. In the event that the number of issued and outstanding shares of Class B common stock falls below 600,000, the common stock and the Class B common stock will be voted as a single class on all matters, including the election of directors, and the holders of each class of stock will have cumulative voting rights.

     Any change in our restated certificate of incorporation that affects the common stock and the Class B common stock unequally requires the affirmative vote of at least a majority of the outstanding shares of each class, voting as a class.

CONVERSION AND RESTRICTIONS ON TRANSFER OF CLASS B COMMON STOCK

     Each share of Class B common stock is convertible, at any time, into one share of common stock. In the event of any transfer, upon death or otherwise, of any share of Class B common stock to any person or entity other than a "qualified holder," such share of Class B common stock shall automatically be converted into a share of common stock. A qualified holder is defined in our restated certificate of incorporation as (1) a lineal descendant of William H. Stewart (a common ancestor of Malcolm Morris and Stewart Morris, Jr.), (2) a spouse of any such descendant or (3) a personal representative, trustee or custodian for the benefit of any such spouse or descendant. A partnership shall be deemed to be a qualified holder if each of its partners is a qualified holder; a corporation shall be deemed to be a qualified holder if each holder of its capital stock is a qualified holder; and a trust shall be deemed to be a qualified holder if each beneficiary is a qualified holder.

     The holders of the Class B common stock have entered into an agreement intended to maintain an equal ownership of shares of common stock and Class B common stock by Carloss Morris and Malcolm Morris, collectively, and by Stewart Morris and Stewart Morris, Jr. collectively. This agreement also provides for rights of first refusal with respect to the Class B common stock among themselves in the event of the death, voluntary or involuntary disposition of the shares of Class B common stock and upon certain other specified conditions. In addition, the agreement provides that the parties will not sell their Class B common stock or convert their Class B common stock into common stock prior to January 2005.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our restated certificate of incorporation and by-laws may make it less likely that our management would be changed or that someone would acquire voting control of our company without the consent of our Board of Directors. These provisions may delay, deter or prevent tender offers or takeover attempts that stockholders may believe are in their best interests, including tender offers or other takeover proposals that might allow stockholders to receive premiums over the market price of their common stock.

  Class B Common Stock

     Pursuant to our by-laws, six of the nine members of the Board of Directors constitute a quorum, and the vote of six directors is required to constitute an act by the Board of Directors. Accordingly, the affirmative vote of at least one of the directors elected by the holders of the Class B common stock is required for any action to be taken by the Board of Directors. The foregoing provision of our by-laws may not be amended or repealed without the affirmative vote of at least a majority of the outstanding shares of each class of our capital stock, voting as a separate class.

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

     The voting rights of the holders of the Class B common stock may have the effect of rendering more difficult or discouraging unsolicited tender offers, merger proposals, proxy contests or other takeover proposals to acquire control of Stewart. To the extent that such voting rights have such effect, the assumption of control by a holder of a large block of common stock and the removal of incumbent management of Stewart may be more difficult. Furthermore, such voting rights could make the accomplishment of a business combination transaction involving Stewart more difficult even if such transaction were favorable to the interests of a majority of our stockholders. Thus, the holders of the Class B common stock may possess a veto power over such business combination transactions regardless of whether such transactions might be desired by or be beneficial to a majority of our stockholders and thereby assist existing management in retaining their present positions with Stewart.

  Advance Notice Requirements for Director Nominations

     Our stockholders may nominate candidates for our Board of Directors; however, a stockholder must follow the advance notice procedures described in our by-laws. In general, a stockholder must submit a written notice of the nomination to our Corporate Secretary at no later than the 15th day of February next preceding the annual meeting of stockholders.

  Directors' Ability to Amend By-laws

     Our Board of Directors may adopt, amend or repeal our by-laws, subject to limitations under Delaware law, except that an amendment to, or repeal of, the provision of our by-laws described in the first paragraph of "-- Class B Common Stock" requires the affirmative vote of at least a majority of the outstanding shares of each class of our capital stock, voting as a separate class.

  Additional Authorized Shares of Common Stock

     Additional shares of authorized common stock available for issuance under our restated certificate of incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control of Stewart.

  Special Meeting of Stockholders

     The by-laws provide that special meetings of stockholders may be called only by our President or our Board of Directors. Such provisions, together with the other anti-takeover provisions described in this section, also could have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of Stewart.

  Delaware Anti-Takeover Law

     Under Section 203 of the Delaware General Corporation Law, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (1) the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (2) either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder,(3) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan) or (4) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own.

     The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

     The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporations or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of the Company.

TRANSFER AGENT

     The Transfer Agent and Registrar for the common stock is Mellon Investor Services, and its address is 600 North Pearl Street, Suite 1010, Dallas, Texas 75201-2884.

LIMITATION ON DIRECTORS' LIABILITY

     Delaware corporation law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such laws, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. The Delaware laws enable corporations to limit available relief to equitable remedies such as injunction or recission.

     Our restated certificate of incorporation limits the liabilities of our directors to us or our stockholders, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or

     - for any transaction from which the director derived an improper personal benefit.

     This provision in our restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted us and our stockholders.

                              PLAN OF DISTRIBUTION

     We may sell the common stock offered by this prospectus:

     - through underwriters, brokers, dealers or agents or

     - directly to purchasers.

     Any underwriters, dealers, brokers or agents may sell the common stock to institutional purchasers in one or more transactions, including block transactions, on the NYSE or otherwise. Any sales of the common stock may be made at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The prospectus supplement relating to the securities will set forth the terms of the offering of such securities, including the name or names of any underwriters or agents, the purchase price of the securities and the proceeds to us from such sale, any delayed delivery arrangements, any underwriting discounts and commissions and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If we use underwriters in the sale of any securities, the underwriters will acquire such securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with the sale of the common stock, underwriters, brokers, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal. Underwriters or agents may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     The common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of common stock will be named in the prospectus supplement relating to that offering and, if an underwriting syndicate is used, the name or names of the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement relating to such securities, the obligations of the underwriters to purchase the common stock will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the securities offered if any are purchased.

     If dealers are used in the sale of common stock, we will sell such securities to the dealers as principals. The dealers may then resell such securities to the public at varying prices to be determined by such dealers at the time of resale. The names of dealers or brokers acting as dealers and the terms of the transaction will be set forth in the prospectus supplement relating to such securities. We may sell the common stock directly or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect to which this prospectus is delivered will be named, and any commissions that we pay to such agent will be set forth, in the prospectus supplement relating to such securities. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the prospectus supplement, we will authorize agents, underwriters, brokers or dealers to solicit offers from certain types of institutions to purchase common stock at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

     Agents, brokers, dealers and underwriters may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which such agents, brokers, dealers or underwriters may be required to make in respect thereof. Agents, brokers, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed on for us by Fulbright & Jaworski L.L.P.

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

                                    EXPERTS

     The consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this prospectus, have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing and giving said report.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our Securities Exchange Act of 1934 file number is 1-12688. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms located at:

     - 450 Fifth Street, N.W.
       Washington, D.C. 20549;

     - Seven World Trade Center
       New York, New York 10048 and

     - Northwest Atrium Center
       500 West Madison Street
       Chicago, Illinois 60661

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     Our common stock has been listed and traded on the New York Stock Exchange since January 1994. Accordingly, you may inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock:

     - the description of our common stock contained in our registration statement on Form 8-A/A, filed with the SEC on May 30, 2001;

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and

     - our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

     You may request a copy of these filings, excluding exhibits, at no cost by writing or telephoning Ted C. Jones, Ph.D., Director of Investor Relations, at our principal executive office, which is:

     Stewart Information Services Corporation
     1980 Post Oak Boulevard
     Houston, Texas 77056
     (713) 625-8100

     In this prospectus, references to "Stewart," "we," "us" and "our" each refer to Stewart Information Services Corporation and, unless otherwise stated, our subsidiaries.

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

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     WE ARE NOT MAKING AN OFFER OF THE SECURITIES COVERED BY THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS, IN ANY APPLICABLE PROSPECTUS SUPPLEMENT OR IN ANY OTHER DOCUMENT INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

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                                2,500,000 SHARES

                                 [STEWART LOGO]

                                  COMMON STOCK

                      -----------------------------------

                             PROSPECTUS SUPPLEMENT
                      -----------------------------------

                              MERRILL LYNCH & CO.

                              FERRIS, BAKER WATTS
                                  Incorporated

                                FOX-PITT, KELTON

                                 AUGUST 8, 2001

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